KIRKLAND LAKE GOLD ANNOUNCES ACQUISITION OF SECURITIES OF METANOR RESOURCES INC.

Toronto, Ontario – April 24, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) announces that it has acquired 10,357,143 units (“Units”) of Metanor Resources Inc. (TSXV:MTO)(the “Issuer”) at a price of $0.70 per Unit representing a total purchase price of $7,250,000.10 pursuant to a private placement financing of the Issuer (the “Acquisition”). Each Unit consists of one common share of the Issuer (a “Share”) and one half of one Share purchase warrant (each full warrant, a “Warrant”) entitling the Company to acquire one Share at a price of $0.90 until April 21, 2019. The investment by Kirkland Lake Gold forms part of a larger offering of Units by the Issuer of 12,642,143 Units at a price of $0.70 per Unit for gross proceeds in the amount of $8,849,500. (See Issuer Press Release dated April 24, 2017.)

As of the date hereof, after giving effect to Acquisition, the Company beneficially owns 10,357,143 Shares and 5,178,572 Warrants, representing 13.7% of the currently issued and outstanding Shares of the Issuer on a non-diluted basis and approximately 19.3% of the currently issued and outstanding Shares of the Issuer on a partially-diluted basis. Prior to the Acquisition, Kirkland Lake Gold did not hold any Shares.

The Units were acquired for investment purposes. Kirkland Lake Gold has a long-term view of the investment and may acquire additional securities either on the open market or through private acquisitions or sell the securities either on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors.

This press release is being issued in pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed with the regulatory authorities in each jurisdiction in which the Issuer is a reporting issuer containing information with respect to the foregoing matters (the “Early Warning Report”). A copy of the Early Warning Report will be filed on the Issuer’s profile on SEDAR and may also be obtained by contacting the Company at 416-840-7884 or by email at info@klgold.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting 500,000 to 525,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com